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                                                                      EXHIBIT 19

Butler
Manufacturing
Company
THIRD QUARTER REPORT 2001
Nine Months Ended September 30, 2001
BMA TOWER PENN VALLEY PARK KANSAS CITY, MO 64108

To Our Shareholders:

Third quarter sales for Butler Manufacturing Company were $250 million, matching last year's third quarter. However, the slowing economy and resultant heightened competitive market conditions lowered operating margins during the quarter and produced net earnings of $6 million, or $.94 per share, compared with $9.4 million, or $1.47 per share, earned for the same period a year ago.

For the nine months, sales were $658 million compared with $713 million a year ago. Net earnings were $6.6 million, or $1.04 per share compared with $18.3 million, or $2.77 per share last year.

The North American Building Systems segment produced year-to-date sales of $325 million, approximately 18% lower than the prior year. Operating income was $4.4 million and as expected, was significantly below the results of last year for the same period. Pricing management has been good but not sufficient to cover the fixed costs inherent in this business when operating at lower volume levels. To date we have reduced operating expenses in this segment approximately 15% and will continue to aggressively manage costs and capacity needs to match the market opportunity.

As anticipated, the Lester wood frame building business showed significant improvement in the third quarter compared with last year, achieving nearly break-even operating results on lower sales. The repositioning efforts taken in this business late last year are beginning to bear fruit.

Our International Building Systems segment reported nine month sales of approximately $57 million, 7% lower than last year. Sales were lower for both the Chinese and European pre-engineered metal buildings businesses. Operating income in this segment trailed last year significantly due to the lower volume in both businesses, expense investments for growth in China, and more challenging economic conditions in Europe.

The Vistawall Architectural Products segment sales were $177 million, 6% higher compared with a year ago. Operating earnings were approximately $12 million, trailing last year by 9%. Start-up costs associated with the new plant were the primary reason for the lower reported year-to-date earnings. However, performance improvement occurred during the third quarter so that by September the plant was operating well. This new facility is an important strategic investment that enhances our competitive cost position and ability to serve customers - both important factors in our growth strategy for this business.

Our Construction business sales for the first nine months were about $87 million compared with $108 million for the same period last year. Operating earnings were $1.5 million compared with $1.9 million last year. As reported previously, the lower sales and operating earnings are principally the result of the decision to focus this business primarily on material-erect opportunities.

The Real Estate segment sales were $32 million through the first nine months compared with about $8 million last year. Operating earnings were $1.7 million compared with $.6 million a year ago.

At its September meeting, the Board of Directors of the Company approved a 6% increase in the cash dividend to a new annual rate of $.72 a share, reflecting the confidence we have in the future prospects of your company.

At September 30, backlog was $333 million, approximately the same as last year. Our higher margin product backlog is about 5% lower compared with last year and the construction backlog is up almost 20%.


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The nonresidential construction market opportunity continues to decline in general and specifically within the important manufacturing sector. F. W. Dodge reports that orders through August were 5% lower compared with last year. The terrorist attacks of September 11 have also affected demand. We believe that global economic conditions and uncertainty point to a more severe slowdown over the next few months. As a result, we are lowering our costs prudently, aggressively pursuing sales opportunities to capture a growing share of the nonresidential construction market, and managing the business for cash flow.


Cordially yours,

/s/ John Holland
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John Holland
President and Chief Executive Officer

October 15, 2001
Butler Manufacturing Company


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